

Mail Stop 4720

April 1, 2016

Via E-mail
Ms. Melissa J. Kennedy
Executive Vice-President & Chief Legal Officer& Public Affairs
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario
Canada M5H IJ9

> **Re:**   **Sun Life Financial, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-15014**

Dear Ms. Kennedy:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Exhibit 2

Consolidated Statements of Operations, page 91

1. Please reconcile for us the "increase (decrease) in insurance contract liabilities" for 2015 and 2014 to the corresponding amounts shown in the tables in Note 11.A.iv. Explain each of the reconciling items and tell us where they are reported in your consolidated statements of operations. In addition:
   - Explain for us what the caption in Note 11.A.iv, change in balances on in-force policies, represents and how these amounts are determined.
   - Provide us a breakdown of the $2.1 billion decrease in 2015 and the $6.9 billion increase in 2014, shown in Note 11.A.iv, which is attributed primarily to "a decrease in the fair value of assets supporting insurance contract liabilities" on page 24. Include in this analysis the change in fair value of assets supporting your

- insurance contract liabilities, as well as other factors, such as the impact of interest credited and method and assumption changes.
- Explain for us the year-to-year fluctuations shown in these breakdowns.
- Reconcile for us the change in fair value of assets supporting your insurance contract liabilities to the "change in fair value through profit or loss assets and liabilities," disclosed in Note 5.C.
- In Note 11.D, show us those assets recorded at FVTPL that support each product line.

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies
Insurance Contracts for Account of Segregated Fund Holders, page 103

2. You state that changes in the fair value of invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in the Consolidated Statements of Operations. However, on page 84, you state that investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. Please explain for us this apparent inconsistency.

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities, page 115

3. The change in fair value through profit and loss was a $3.4 billion decrease in 2015, as compared to a $5.4 billion increase for 2014. On page 22, you attribute this change only to "a decrease in the fair value of FVTPL assets compared to net gains in the prior year." Please describe and quantify for us the key factors underlying these changes for each period presented, including the impact of your hedging activities. Also, explain your basis for this assertion, given the information in Note 5.A, which appears to indicate that the fair value of FVTPL assets increased in 2015.

Reports of Independent Registered Public Accounting Firm, pages 166 and 167

4. Please tell us why the audit reports issued by Deloitte LLP do not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a) of Regulation S-X. In your April 20, 2015 response to our April 9, 2015 letter, you confirmed that future filings would include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Melissa J. Kennedy
Sun Life Financial, Inc.
April 1, 2016
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance